                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                             JACO ELECTRONICS, INC.
                      ------------------------------------
                                (Name of Issuer)

                                 COMMON STOCK
                      ------------------------------------
                         (Title of Class of Securities)

                                   469783104
                                  -----------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement. [_] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 5 pages


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-----------------------                                  ---------------------
  CUSIP NO.  469783104              13G                    PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           HEARTLAND ADVISORS, INC.

           #39-1078128

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
           WISCONSIN, U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            588,700

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             590,700

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      590,700
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      15.2%

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      TYPE OF REPORTING PERSON*
12
      IA

------------------------------------------------------------------------------

CUSIP NUMBER  469783104                                        Page 3 Of 5 Pages

Item 1.
    (a) Name of Issuer: Jaco Electronics, Inc.
        --------------


    (b) Address of Issuer's Principal Executive Offices:
        -----------------------------------------------
                145 Oser Avenue
                Hauppauge, NY 11788

Item 2.
    (a) Name of Person Filing: Heartland Advisors, Inc.
        ---------------------


    (b) Address of Principal Business Office:
        ------------------------------------
                Heartland Advisors, Inc.
                790 North Milwaukee Street
                Milwaukee, WI 53202


    (c) Citizenship: Heartland Advisors is a Wisconsin corporation.
        -----------

    (d) Title of Class of Securities: Common Stock
        ----------------------------

    (e)  CUSIP Number: 469783104
         ------------

Item 3. If this statement is filed pursuant to Rule 13d-1(b),
        -----------------------------------------------------
        or 13d-2(b), check whether the person filing is a:
        --------------------------------------------------

 (a)_____ Broker or Dealer registered under Section 15 of the Act.

 (b)_____ Bank as defined in Section 3(a)(6) of the Act.

 (c)_____ Insurance company as defined in Section 3(a)(19) of the Act.

 (d)_____ Investment company registered under Section 8 of the Investment Company Act of 1940.

 (e)  X   Investment adviser registered under Section 203 of
    _____ the Investment Advisers Act of 1940.

 (f)_____ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement
          Income Security Act of 1974 or Endowment Fund; see
          Sec 240.13d-1(b)(1)(ii)(F).

 (g)_____  Parent Holding Company, in accordance with
           Sec 240.13d-1(b)(ii)(G) (Note: See Item 1).


 (h)_____  Group, in accordance with
           Sec 240.13d-1(b)(1)(ii)(H).

Item 4. Ownership.
        ---------

 (a)  Amount beneficially owned:
      --------------------------
      590,700 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by Heartland Advisors, Inc.

 (b)  Percent of Class:
      -----------------
      15.2%

  (c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the Cover Page.


Item 5. Ownership of Five Percent or Less of a Class.
        --------------------------------------------

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]


Item 6. Ownership of more than Five Percent on Behalf of Another
        --------------------------------------------------------
        Person.
        -------

     The shares of common stock to which this Schedule relates are held in investment advisory accounts of Heartland Advisors, Inc. As a result, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities. The interests of one such account, Heartland Small Cap Contrarian Fund, a series of Heartland Group, Inc., a registered investment company, relates to more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the
        ----------------------------------------------------------------------
Security Being Reported on By the Parent Holding Company.
---------------------------------------------------------

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.
        ---------------------------------------------------------

      Not Applicable.

Item 9. Notice of Dissolution of Group.
        ------------------------------

      Not Applicable.

Item 10.  Certification.
          -------------

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   October 7, 1997


                                  HEARTLAND ADVISORS, INC.

                                  By:  PATRICK J. RETZER
                                       -----------------
                                        Patrick J. Retzer
                                        Senior Vice President/Treasurer